[RESMED LETTERHEAD]

January 6, 2006

Ms. Michele Gohlke	FOIA
Branch Chief	CONFIDENTIAL TREATMENT
Securities and Exchange Commission	REQUESTED
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:	ResMed Inc

File No. 001-15317

Form 10-K for the Fiscal Year Ended June 30, 2005

Dear Ms. Gohlke:

ResMed Inc has the following responses to the Staff’s comments in the letter of October 31, 2005 (the “Comment Letter”). For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

Item 9A. Controls and Procedures, page 48

1. Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Please see the revised wording set forth below and included on page 55 “Controls and Procedures” of our latest 10-Q for the three months ended September 30, 2005.

“We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.”

[***] FOIA confidential treatment requested by ResMed Inc.

Ms. Michele Gohlke

January 6, 2006

We will include this revised wording in our future filings.

Revenue disclosure

2. Please provide separate disclosure of each category of revenue that represents in excess of 10% of the consolidated revenues. Alternatively, please explain why you do not believe this information is required.

Revenue from services and revenue from rentals for the fiscal year ended June 30, 2005 were only [***]% and [***]%, respectively of our total revenue. Because these represent less than 10% of our total revenue, both individually and combined, we do not believe separate disclosure is required.

Note 18. Business Acquisitions, page F-25

3. We note that you acquired developed/core product technology of $30.7 million on your acquisition of Saime SA. In this regard, tell us and revise in future filings to disclose the nature of the acquired technology.

Please see the revised wording set forth below and included on page 18 “Other Intangible Assets” of our latest 10-Q for the three months ended September 30, 2005.

“Developed/core product technology was acquired as part of the Saime acquisition on May 19, 2005. It represents proprietary know-how predominantly associated with Saime’s current portfolio of products that was technologically feasible as at the date of acquisition.”

We will include this revised wording in our future filings.

Form 8-K filed on May 5, 2005

4. We note you filed a Form 8-K announcing the acquisition of Saime SA and that you concluded you did not meet the requirements to file financial information under Item 7. Please provide us with your significance tests as set forth under Rule 1-02(w) along with the reason why you believe financial statements of Saime SA in your previously filed Form 8-K were not required.

In accordance with Rule 1-02(w) we completed the following significance tests:

1.	Investments in and advances to the subsidiary

USD 000’s
Investment in Saime Group	50,283
Total assets of ResMed Group at June 30, 2004	549,151
Investment in Saime Group as a % of ResMed total assets	9.2%

[***]	FOIA confidential treatment requested by ResMed Inc.

Ms. Michele Gohlke

January 6, 2006

Please note that the investment amount in Saime SA listed above does not include pre-acquisition debt of Saime SA of approximately $65.8 million which we repaid concurrently with the closing of the acquisition. We excluded this amount from the investment test calculation as it does not represent part of the purchase price but rather the repayment of Saime pre-exisitng debt we assumed in the acquisition. Based on our interpretation of Rule 1-02(w) for the purposes of the investment test, the only debt “assumed” to be included in the test is new debt incurred in the acquisition and not debt, capital, or other liabilities included in the acquired enterprise’s pre-acquisition balance sheet.

2.	Subsidiary total assets

Total assets	USD 000’s
Saime Group at June 30, 2004	86,783
ResMed Group at June 30, 2004	549,151
Total assets of Saime Group as a % of ResMed total assets	15.8%

3.	Income before tax of the subsidiary

Income before tax	USD 000’s
Saime SA for the year ended June 30, 2004	[***	]
ResMed Group for the year ended June 30, 2004	84,668
Income before tax of Saime SA as a % of ResMed Group	[***	]%

Based on the results of the above tests it was determined that the definition of a significant subsidiary was not met as none of the tests exceeded the 20% level. Therefore, in accordance with Rule 3-05(b)(2)(i) we concluded that the financial statements of Saime SA were not required to be filed with the Form 8-K.

The above tests were also completed for the other businesses acquired during the year ending June 30, 2005, Resprecare BV and Hoefner Medizintechnick GmbH. They were both determined to be individually insignificant and when combined with Saime SA none of the aggregate amounts exceeded the 50% level as noted within Rule 3-05(b)(2)(i).

[***]	FOIA confidential treatment requested by ResMed Inc.

Ms. Michele Gohlke

January 6, 2006

Form 8-K filed on August 22, 2005

7. Your disclosures related to non-GAAP measures do not include all of the disclosures required by 10(e)(i) of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise your future filings to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:

•	The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use each measure; and

•	The material limitations associated with the use of each non-GAAP measure as compared to use of the most directly comparable GAAP measure and the manner in which management compensates for those limitations when using the non-GAAP measure.

Please see the revised disclosure set forth below and included in the press release attached to our latest filing on Form 8-K, dated November 2, 2005.

“ResMed believes that presenting diluted earnings per share, excluding the impact of stock-based compensation costs, restructuring expenses and amortization of acquired intangible assets, is an additional measure of performance that investors can use to compare operating results between reporting periods. Management of the Company uses non-GAAP information internally in planning, forecasting, and evaluating the Company’s results of operations in the current period and in comparing it to past periods. The Company also uses these non-GAAP measures in evaluating management performance for compensation purposes. Management believes that this information also provides investors better insight in evaluating the Company’s earnings performance from core operations and provides consistency in financial reporting.

The Company initially adopted FASB No. 123(R) on July 1, 2005 using the modified prospective method, which resulted in stock-based compensation expenseabeing recognized during the quarter ended September 30, 2005 without corresponding expenses in the quarter ended September 30, 2004. In addition, the events giving rise to the restructuring expenses are not associated with the Company’s normal operating business and are expected to result in future market opportunities, cost savings, and other benefits.

[***]	FOIA confidential treatment requested by ResMed Inc.

Ms. Michele Gohlke

January 6, 2006

Management believes disclosure of non-GAAP earnings has economic substance because the excluded expenses represent non-cash expenditures, or relate to transactions that are variable in nature between reporting periods.

Our use of non-GAAP earnings is intended to supplement, and not to replace, our presentation of net income and other GAAP measures. Like all non-GAAP measures, non-GAAP earnings are subject to inherent limitations because they do not include all the expenses that must be included under GAAP. We compensate for the inherent limitations of non-GAAP measures by not relying exclusively on non-GAAP measures, but rather by using such information to supplement GAAP financial measures.”

We will include similar disclosure with respect to any non-GAAP measures used in future filings.

ResMed Inc acknowledges that it is responsible for the adequacy and accuracy of the disclosure contained in the Form 10-K and Form 8-Ks addressed by these comments; that the issuance of comments by the staff or ResMed Inc’s revision of its disclosure in the Form 10-K and Form 8-Ks in response to comments by the staff does not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-Ks; and that ResMed Inc may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to your comments and the corresponding changes, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (858) 746-2568.

Very truly yours,

RESMED INC

/s/ David Pendarvis
David Pendarvis
Global General Counsel

DP:agm

Enclosure

[***]	FOIA confidential treatment requested by ResMed Inc.